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                                                                       Exhibit 8

ASK Group                                                Telephone: 408-562-8200
                                                         Facsimile: 408-562-8282

                              The ASK Group, Inc.
                              2880 Scott Boulevard
                                 P.O. Box 58013
                           Santa Clara, CA 95052-8013


February 26, 1994

Eric D. Carlson
109 Vista Del Campo
Los Gatos, CA 95032

Dear Eric:

         This will confirm the compensation arrangement recently agreed to by the Board of Directors for you in your new role as president and chief executive officer of The ASK Group, Inc. (the "Company").

         1. ANNUAL BASE SALARY: Your annual base salary will continue to be $225,000. This salary will be adjusted on the earlier of the date (i) the executive staff salary cut instituted in February 1994 ends and (ii) your fiscal 1995 base salary to be approved by the Company's Board of Directors or Compensation Committee becomes effective.

         2. INCENTIVE BONUS TARGET FOR CALENDAR 1994: Your target incentive bonus for calendar 1994 will be $300,000 and will be payable as follows:

                 (a) 50% if the Company is profitable for the quarter ending June 30, 1994 and 50% if the Company is profitable for the 6 months ending December 31, 1994. Profitability will be determined as $1.00 or more of operating income determined in accordance with generally accepted accounting principles;

                 (b) 100% if, during calendar 1994, your employment is terminated other than for cause or voluntarily or if your employment is terminated for any reason following a Change of Control;

Because the Board recognizes that the ability to meet operating income targets can be negatively impacted by the sale of certain of its businesses and to reflect the importance of certain aspects of the Company business to you, the Board has agreed that 50% and 100% of the target incentive bonus will be earned if, during calendar 1994 all or substantially all of the shares of stock or assets of the entity or entities representing the INGRESS database, connectivity and tools business or the MANMAN application software business, respectively, are sold to a previously unaffiliated third party. The remaining 50% of the bonus would be earned as provided in 2(a) and (b) above.
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         3.      Stock Option Grant:  You will be recommended for a grant of stock options to purchase 250,000 shares of the Company's common stock. The option will vest as follows: (i) in full on the fifth anniversary of the grant date, or (ii) earlier based on the achievement of the same Company market valuation and/or net income targets which serve as the basis for excelerating the vesting of the options granted to Gary Filler in connection with his joining the Company. The detailed provisions of the options will be contained in related agreements to be sent to you following the option grant.

         4. Change of Control: For purposes of this letter, a Change of Control means (i) the acquisition by any person or persons of 50% or more of the Company's common stock or (ii) a transaction that requires shareholder approval and involves the sale of all or substantially all of the Company's assets or the merger, consolidation or other combination of the ASK Group with or into another previously unaffiliated entity.

         The other terms of your employment shall be governed by your offer letter, the Company's policies and procedures from time to time in effect and such other agreements as from time to time may be made between you and the Company and approved by the Board of Directors.

                                          Sincerely,

                                          /s/ Paul C. Ely

                                          Paul C. Ely
                                          Chairman





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